Via EDGAR Transmission

January 30, 2023

Oleg Bilinski

Chief Executive Officer

Mag Magna Corp.

325 W Washington St.,

Ste 2877 San Diego,

CA 92103

Re: Mag Magna Corp.

Registration Statement on Form S-1

Filed November 25, 2022

File No. 333-268561

Ladies and Gentlemen:

Set forth below are the responses of Mag Magna Corp. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 22, 2022, with respect to the Company’s Registration Statement on Form S-1, File No. 333-268561, initially filed with the Commission on November 25, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified. Unless indicated otherwise, capitalized terms used, but not defined, herein shall have the meaning given to them in the Registration Statement.

Registration Statement on Form S-1

Cover Page

1. On the cover page of your registration statement, we note you have checked that you qualify only as a smaller reporting company. However, on page 23, you provide a risk factor that has language as if you are an emerging growth company. Please reconcile. See Rule 12b-2 of the Exchange Act for guidance.

Response:

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”).

We are an “emerging growth company” under the JOBS Act…, page 21

The risk factor appeared to be irrelevant and was removed.

2. Please revise your disclosure regarding the termination of the offering to provide a specific date, rather than tying the termination to the effective time of the prospectus. See Item 501(b)(iii) of Regulation S-K.

Response:

With all due respect, we cannot provide a specific date of the termination of the offering as we are not able to determine with accuracy when the formal review of our Registration Statement is completed and we become eligible to offer the sale of shares.

The shares will be offered at a fixed price of $0.025 per share for a period of three hundred and sixty-five (365) days from the effective date of this prospectus.

Prospectus Summary

Overview, page 5

3. We note your disclosure on the cover page that you have been involved primarily in organizational activities to date and do not have sufficient capital to commence operations. However, in the Prospectus Summary, MD&A and Business sections you state that you are "engaged in developing, marketing, and selling" formula for feed additives development, along with other activities. Please revise your disclosure throughout the prospectus to clarify that the company has engaged in only organizational activities to date and that the other activities that are disclosed are aspirational at this time.

Response:

The Company has revised the information throughout the prospectus. As per today we have been involved primarily in organizational activities and are planning to expand our activities for marketing, and selling formula for feed additives development. Moreover, as of November 15, 2022 the Company signed a Patent License and Assignment Agreement with Ipax LLC stating the assignment of the rights to the patents. The Company has filled the Agreement as an Exhibit 10.2.

4. Please remove your statement that Mag Magna is "an advanced company in the field of industrial cultivation", as the company has engaged only in organizational activities to date and has not yet commenced operations.

Response:

The Company has removed the requested statement.

Mag Magna Corp is founded on an innovative approach…, page 6

5. We note your disclosure throughout the prospectus that you plan to submit an investigational new drug application (IND) to the FDA. We also note disclosure that you will submit a new drug application (NDA) to the FDA prior to marketing your products. Please revise the Prospectus Summary to provide a brief overview of the regulatory regime applicable to the company's products, including a discussion of any preclinical and clinical studies that will be required prior to commercialization and revenue generation. Please also expand your Government Regulation and Product Approval section on page 33 to include a detailed discussion of the applicable regulations, including specifics about how the feed additives industry is regulated in the U.S.

Response:

As of now, we are fully engaged in organizational operations. The Company has revised the information concerning submitting an IND and NDA to FDA throughout the prospectus. Also, the Company has expanded the statement regarding Government Regulation and further Product Approval. The Company expects to submit the application to the FDA in the future. However, now we primarily focus on networking and exploring the possibilities for cooperation with our future partners. Please see page 32.

6. We note the properties listed for MAGA and the discussion of CHASIS on page 5. Please revise your disclosure to provide support for the claims made regarding the performance of each formula.

Response:

The Company has expanded the description of the chemical properties of both products. Also, registration certificates and Appendix to Registration certificates of MAGA and CHASIS are filed as Exhibits 99.2-99.5.

7. We note your statements that Ipax has "successfully registered" both MAGA and CHASIS in Eastern Europe and received a certificate. Please expand your disclosure to explain what the referenced registration process entailed and what the certificate signifies. Please also discuss any preclinical and/or clinical studies conducted by Ipax to date. In addition, clarify what you mean when you state that Ipax "successfully entered" the Eastern European market.

Response:

Registration certificates for MAGA and CHASIS were approved and received in Ukraine after conducting clinical trials. Both registration certificates and Appendix to Registration certificates of MAGA and CHASIS are filed as Exhibits 99.2-99.5.

Our Growth Strategy, page 7

8. We note your mention of "existing facilities" on pages 7 and 32. Please revise your disclosure to provide more detail regarding these facilities

Response:

The Company has amended the disclosure. Please see pages 8 and 31.

9. We note your disclosure regarding the work of your "operations team" on page 7; however, we also note that the company has only one employee, Oleg Bilinski. Please reconcile.

Response:

The Company has revised the information.

10. We note your statement on pages 7 and 32 that the Company aims to coordinate with "the partners" to continually develop new products and processes. Please revise to explain who "the partners" are and provide the terms of any materials relationships and agreements.

Response:

The Company intends to cooperate with potential companies engaged in feed additives distribution and poultry cultivation. As of the date of the Prospectus, we have not engaged in any material relationships with any partners.

The Company aims to coordinate with the partners to continually develop processes that …, page 8

Risk Factors

We may be unable to retain our existing customers or attract new customers …, page 11

11. We note the above-entitled risk factor which discusses the retention of existing customers. However, we also note your disclosure that the company has engaged in only organizational activities to date and has not had funds to commence operations. Therefore, it does not appear this disclosure is applicable. Please revise

Response:

The Company has revised the information.

We may be unable to retain our future customers and to attract new customers…, page 11

We may be unable to complete our preclinical and clinical investigations and fail to generate …, page 12

12. We note your reference to "the drugs" in this risk factor. Please clarify whether your feed additive product will be classified as a pharmaceutical product, if approved.

Response:

We have revised the risk factor and considered it irrelevant.

We will incur increased costs associated with, and our management will need to devote substantial time and effort to …, page 15

13. We note your statement that you estimate you will incur up to approximately $200,000 in expenses on an annual basis as a direct result of the requirements of being "a publicly traded company". Please expand your disclosure to explain how you plan to fund such expenses in the near future and reconcile with the information provided in the Use of Proceeds table on page 26 which reflects SEC reporting and compliance costs of only $10,000. Please also explain the consequences of not complying with the reporting obligations applicable to the company after the registration statement is declared effective, including those obligations arising under the Securities Exchange Act of 1934.

Response:

       The Company has revised the disclosure. The information provided in the ‘Use of Proceeds’ on page 25 and the following risk factor state approximate expenses for a period of one year.

Based on currently available information and assumptions, we estimate…, page 13.

If we are not successful in raising funds from this offering, Mr. Bilinski formally agreed to …, page 20

MAGA and CHASIS may prove to be difficult to effectively commercialize as planned., page 18

14. We note the third bullet of this risk factor which references "reimbursement and medical policy changes that may adversely affect the pricing, profitability or commercial appeal of MAGA and CHASIS". Please revise your disclosure to explain how reimbursement and medical policies will apply to your product.

Response:

The Company has revised the risk factor.

MAGA and CHASIS may prove to be difficult to effectively commercialize as planned…, page 16

The proceeds from this offering may be insufficient to achieve substantial revenues and profitable operations..., page 22

15. We note your statement that you require minimum funding of approximately $25,000 to conduct your proposed operations for a period of one year. Please expand this risk factor to clarify the consequences to investors if you raise less than $25,000 in this offering.

Response:

The Company has expanded the risk factor mentioned below.

The proceeds from this offering may be insufficient to achieve substantial revenues…, page 20

Use of Proceeds, page 26

16. Please address the following in relation to your Use of Proceeds disclosure:

• We note your statement on page 26 that you expect the minimum proceeds from the offering of $25,000 to fund your needs for the following 12 months. However, after the chart you state that the figures represent costs for the next 24 months. Please reconcile.

Response:

The Company has updated the information. The estimate costs $25,000 to conduct our proposed operations for a period of one year.

• Please confirm, if true, that proceeds will not be used towards the development of the product. Please also revise the Summary section to clarify this point. -

Response:

The Company will use proceeds to cover top-priority expenses. Please see page 24.

• The offering expenses row of the chart reflects expenses of $8,000; however, following the chart you estimate the costs of the offering "at about $40,000". Please reconcile.

Response:

The Company has updated the information. The Company estimated the offering costs at $8,000.

• Explain why Marketing and Sales are included in the chart when elsewhere you state that clinical trials will be required prior to commercialization of the company's product.

Response:

The Company has revised the information. Mag Magna Corp. is planning to expand activities for distributing, marketing, and selling the ‘CHASIS’ and ‘MAGA’ components firstly, seeking strategic partners engaged in the development and manufacture of chemical compounds for feed additives becoming a prime focus. Specifically, the Company plans to establish and grow future partner relationships with companies, ready and willing to introduce alternatives to antibiotic feed additives.

Capitalization, page 27

17. Please revise your capitalization table for the following:

• remove current assets as they are not a part of your capitalization. If you choose to present cash and cash equivalents in the table, double underline as it is not part of your capitalization;

• only include the loan payable from related parties in the capitalization table; and

• reconcile the balance sheet information presented within this table to agree to your unaudited financial statements as of July 31, 2022. For example, net income in the table does not agree with net income presented on page F-1 or F-2. In addition, subscription receivable is not presented on page F-1.

Response:

The Company has updated the information according to the financial statements as of October 31, 2022.

Dilution, page 27

18. Please revise here and throughout the filing to present your net historical net tangible book value per share of common stock and loss per share amounts rounded to the nearest cent (i.e., using only two decimal points), in order not to imply a greater degree of precision than exists.

Response:

The Company has updated net historical net tangible book value per share of common stock and loss per share amounts rounded to the nearest cent according to the financial statements as of October 31, 2022.

19. Please reconcile for us how you calculated your historical net tangible book value as of July 31, 2022 to be ($1,508.00). Based upon your reported historical net tangible book value and net offering proceeds of $17,000 at the 25% of shares sold from the maximum offering available, please reconcile for us how you determined the $6,492 of post offering net tangible book value as of July 31, 2022. Please review the calculations within the other scenarios of your offering sold as applicable.

Response:

The Company has updated the information according to the financial statements as of October 31, 2022. Historical Net Tangible Book Value means the total net tangible assets reflected on October 31, 2022, Balance Sheet less an amount equal to the total liabilities reflected on the October 31, 2022 Balance Sheet. Post-offering net tangible book value as of October 31, 2022, means the difference between the capital contributed by the purchasers of the shares and the proceeds of the offering, adding to this the historical net book value as of October 31, 2022.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

20. Please revise your filing to include all the disclosures required by Item 303(b) and (c) of Regulation S-K, such as liquidity and capital resources and results of operations for each reporting period presented.

Response:

The Company has updated the information.

21. Under the header "Critical Accounting Policies and Significant Judgments and Estimates", you state "we believe that the following accounting policies are the most critical for fully understanding and evaluating our financial condition and results of operations" however no such accounting policies are described. Please revise your disclosure accordingly

Response:

The company has revised the information, indicating that it refers to the accounting policy specified in Note 3 to our audited financial statement and Note 3 to our unaudited interim condensed financial statements.

Business Overview, page 31

22. We note your disclosure regarding the Patent License and Assignment Agreement with Ipax LLC. Please revise your disclosure to include all material terms of the agreement, including the term and termination provisions as well as payment obligations of each party. Additionally, file a copy of the agreement as an exhibit. See Item 601(b)(10) of Regulation S-K for guidance

Response:

The Company has added the disclosure and filed Patent License and Assignment Agreement as Exhibit 10.2.

On November 15, 2022, Mag Magna Corp. entered into a Patent License and Assignment…, page 32

Management Executive Officers and Directors, page 33

23. Please revise your disclosure in this section to provide all of the information required by Item 401(e) of Regulation S-K. For instance, we note your statement that Oleg Bilinski has "been focused on commercial and residential real estate investments in Europe and North America" since 2010; however no further detail is provided. In addition, you state that since 2005 Mr. Bilinski" has consulted public companies in the area of SEC compliance, business development, and mergers and acquisitions" without further detail about what companies he consulted with or for. Finally, as Mr. Bilinski does not appear to have agricultural or pharmaceutical experience, please clarify the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Bilinski should serve as a director of the company.

Response:

The Company has updated the information about Oleg Bilinski.

Mr. Bilinski holds an MSc degree in Specialty Microbiology and Chemistry from the National University of Lviv…, page 33

Balance Sheets, page F-2

24. Total Assets balance does not agree with Total Liabilities and Stockholders' Deficit balance on your audited balance sheet at April 30, 2022. Please revise.

Response:

The Company has updated the information.

25. Net Income on the Balance Sheet at July 31, 2022 does not agree with Net Income on your Statement of Operations for the period ended July 31, 2022. Please revise.

Response:

Net Income on the Balance Sheet on July 31, 2022, includes the period from inception September 20, 2021, till April 30, 2022. Net Income on Statement of Operations consists of April 30, 2022 - July 31, 2022 period.

Notes to the Financial Statements

Note 3. Summary of Significant Accounting Policies, page F-6

26. We note from page F-2 that you have capitalized $2,950 of website development costs and classified them as fixed assets. Please revise your filing to include your accounting policies related to fixed assets. In addition, please support your basis, citing relevant accounting literature, for capitalizing website development costs as fixed assets rather than intangible assets. Refer to the guidance in ASC 350-50.

Response:

The company has revised the costs of developing a website as Intangible Assets and added our disclosure of ASC 350-50 to Note 3 to our audited financial statements and Note 3 to our unaudited interim condensed financial statements.

Exhibits

27. We note from Exhibit 23.1 that you include the actual report of your independent registered public accounting firm rather than your auditors' consent. Please obtain and file a revised currently dated consent from your auditors that references the appropriate financial statements and audit report date.

Response:

The Company has filled the auditor’s consent with this Amendment No. 1.

General

28. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to the potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

As of date, we have not had any written communications with the potential investors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at 202-551-3639 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other questions.

MAG MAGNA CORP.

By:	/s/ Oleg Bilinski
Oleg Bilinski
Chief Executive Officer, Secretary, Treasurer and Director